Exhibit 17.1

Michael Salaman, Chairman and Chief Executive Officer

Skinny Nutritional Corporation

1100 East Hector Street

Conshohocken, Pa.19428

January 27, 2013

Re: Resignation from the Board of Directors

Dear Michael,

This will confirm my recent advice to you that I am resigning from my position as a member of the Board of Directors, and any related committees and responsibilities, of Skinny Nutritional Corporation (the “Company”), effective immediately.

This has been a difficult decision for me, as I have been working hard for quite some time to improve the Company’s (i) ability and willingness to provide basic, essential, financial, production and sales information to the Board, and (ii) forecasting for internal and investor purposes. Among the various ways I tried to resolve these institutional problems, I brought in a former CFO at MBNA at my own expense to work with the Company, but ultimately was forced to recognize that, despite repeated assurances from management that the suggested solutions and inter-company communications were necessary, appropriate and would be implemented, the Company was unwilling to correct these serious problems.

The tipping point for me came when, following a mid-December 2012 meeting that I called to review the Company’s production and sales plans and also to validate the margins associated with each sales channel, I requested that a full disclosure of the accounts payable be made available to the Board. Specifically, I requested all accounts payables, liabilities, bank account records, expense statements and credit card statements; this critical information was not fully made available; nor was it delivered with the frequency it was requested. The intention of my request was to give the Board a clear line of sight on each and every expense as the expense was incurred.  In addition, the failure to advise the Board that the Company had allowed its D&O insurance to lapse, and that a substantive lawsuit had been commenced against the Company made me finally acknowledge that, notwithstanding prostrations to the contrary, the Company was not willing to provide the Directors with the information required to perform their duties as Directors. Under these conditions I can no longer serve as a Director, but truly hope that the company will overcome the challenges it presently confronts.

Respectfully,

Jack Hewes